Cantabio Pharmaceuticals Inc.
1250 Oakmead Pkwy
Sunnyvale, California
Telephone: 844-200-2826

August 10, 2017

VIA EDGAR
Suzanne Hayes
Jeffery Gabor
Joseph McCann
Ibolya Ignat
Mary Mast
U.S. Securities and Exchange Commission

Re:	Cantabio Pharmaceuticals Inc. (the “Registrant”)
Registration Statement on Form S-1 (as amended, the “Registration Statement”)
File No. 333-217749

Request for Acceleration of Effectiveness

The Registrant filed the Registration Statement on May 5, 2017 and filed an amendment thereto on July 14, 2017.  In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4 p.m., Eastern Daylight Time, on Friday, August 11, 2017, or as soon thereafter as is practicable.

The Registrant acknowledges that:

(a)
should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact the Registrant’s counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

Cantabio Pharmaceuticals Inc.

/s/ Thomas Roger Sawyer
Chief Operating Officer